LIST OF SUBSIDIARIES

Name of Subsidiary		Jurisdiction of Incorporation

1.	Turbodyne Systems, Inc.	Nevada, U.S.

2.	Turbodyne Germany Ltd.	Germany

3.	Electronic Boosting Systems Inc.	Nevada, U.S.